EverCommerce Inc.
3601 Walnut Street, Suite 400
Denver, Colorado 80205

June 28, 2021

VIA EDGAR

United States Securities and Exchange Commission
 Division of Corporate Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Jan Woo

Re: EverCommerce Inc. Registration Statement on Form S-1 (File No. 333-256641)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-256641) (the “Registration Statement”) of EverCommerce Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 30, 2021, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin J. Cohen at (212) 906-1623 or, in his absence, J. Ross McAloon at (714) 755-8051.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Benjamin J. Cohen of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

EverCommerce Inc.

By:	/s/ Lisa Storey
Name:	Lisa Storey
Title:	General Counsel